CONSECO, INC. AND SUBSIDIARIES
Exhibit 12.1
Computation of Ratio of Earnings to
Fixed Charges
(Dollars in millions)

	Three months
	ended		Year ended
	March 31,		December 31,
	2010		2009
Pretax income from operations:
Net income	$33.9		$85.7
Add income tax expense	19.2		87.9

Pretax income from operations	53.1		173.6

Add fixed charges:
Interest expense on corporate debt	19.5		84.7
Interest expense on investment borrowings	8.0		33.2
Interest added to policyholder account balances	76.6		324.4
Portion of rental (a)	3.1		12.8

Fixed charges	107.2		455.1

Adjusted earnings	$160.3		$628.7

Ratio of earnings to fixed charges	1.50	X	1.38	X

____________________
(a)	Interest portion of rental is estimated to be 33 percent.